SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                 AMENDMENT NO. 3

                           SCHULTZ SAV-O STORES, INC.
                  (Name of Issuer and Person Filing Statement)

                    Preferred Stock, $100 Par Value Per Share
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                  JOHN H. DAHLY
                            Executive Vice President
                           Schultz Sav-O Stores, Inc.
                                2215 Union Avenue
                           Sheboygan, Wisconsin  53081
                                 (414) 457-4433
            (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                         of the Person Filing Statement)
                                 ______________

                                 With a Copy to:
                                 STEVEN R. BARTH
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin  53202
                                 (414) 271-2400
                                 ______________

                               September 11, 1995
                    (Date Tender Offer First Published, Sent
                          or Given to Security Holders)

   Item 8    Additional Information

             (e)  The Offer expired in accordance with its terms at Midnight,
   Milwaukee time, on Monday, October 30, 1995.   2,841 shares, representing
   94.7% of the outstanding Preferred Stock, were tendered pursuant to the tender offer. The Company accepted the tendered shares of Preferred Stock and paid the $142,050 aggregate purchase price for the tendered shares from its available cash on hand on November 7, 1995.


   Item 9    Material to be filed as Exhibits

             The following exhibits are filed herewith:

             (a)(1)    Offer to Purchase, dated September 11, 1995.
             (a)(2)    Form of Letter of Transmittal.
             (a)(3) Letter to brokers, dealers, and other nominees who are preferred stockholders, dated September 11, 1995.
             (a)(4) Form of letter to clients who are preferred stockholders for use by brokers, dealers, and other nominees.
             (a)(5) Letter to preferred stockholders from Chairman, President and Chief Executive Officer, dated September 11, 1995.
             (a)(6)    Press Release, dated September 11, 1995.
             (a)(7) Letter to preferred stockholders from Chairman, President and Chief Executive Officer, dated October 11, 1995.
             (a)(8)    Press Release, dated October 11, 1995.
             (a)(9)    Press Release, dated November 7, 1995.
             (b)   Not applicable.
             (c)   Not applicable.
             (d)   Not applicable.
             (e)   Not applicable.
             (f)   Not applicable.

                                    SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:      November 7, 1995.

                                      SCHULTZ SAV-O STORES, INC.


                                      By   /s/ John H. Dahly
                                           John H. Dahly
                                           Executive Vice President

                                  EXHIBIT INDEX


      Exhibit Number               Document Description

         (a)(1)*       Offer to Purchase, dated September 11,
                       1995.
         (a)(2)*       Form of Letter of Transmittal.

         (a)(3)*       Letter to brokers, dealers and other
                       nominees who are preferred stockholders, dated September 11, 1995.

         (a)(4)* Form of letter to clients who are preferred stockholders for use by brokers, dealers and other nominees.
         (a)(5)* Letter to preferred stockholders from Chairman, President and Chief Executive Officer, dated September 11, 1995.

         (a)(6)*       Press Release, dated September 11, 1995.

         (a)(7)*       Letter to preferred stockholders from
                       Chairman, President and Chief Executive
                       Officer, dated October 11, 1995.

         (a)(8)*       Press Release, dated October 11, 1995.

          (a)(9)       Press Release, dated November 7, 1995.
   __________________

   * Previously filed